FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2006

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

TABLE OF CONTENTS

Item

1.	Press Release dated December 9, 2006

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ICICI Bank Limited

Date: December 9, 2006	By:	/s/ Nilesh Trivedi

Name: Title:	Nilesh Trivedi Assistant Company Secretary

Item 1

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

News Release	December 9, 2006

The Board of Directors of ICICI Bank Limited (NYSE: IBN) and the Board of Directors of The Sangli Bank Limited (Sangli Bank) at their respective meetings held today, have approved an all-stock amalgamation of Sangli Bank with ICICI Bank. The amalgamation is subject to the approval of the shareholders of ICICI Bank and Sangli Bank, Reserve Bank of India and such other approvals as may be required.

Deloitte Haskins & Sells, Chartered Accountants, the independent valuers appointed jointly by ICICI Bank and Sangli Bank, have recommended a share exchange ratio of 100 shares of ICICI Bank for 925 shares of Sangli Bank. The proposed amalgamation would result in issuance of approximately additional 3.45 million shares of ICICI Bank, equivalent to about 0.4% of its existing issued equity share capital.

The proposed amalgamation is expected to be beneficial to the shareholders of both entities. ICICI Bank will seek to leverage Sangli Bank’s network of over 190 branches and existing customer and employee base across urban and rural centres in the rollout of its rural and small enterprise banking operations, which are key focus areas for the Bank. The amalgamation would also supplement ICICI Bank’s urban distribution network. The amalgamation would enable shareholders of Sangli Bank to participate in the growth of ICICI Bank’s strong domestic and international franchise. The amalgamation will also provide new opportunities to Sangli Bank’s employees, and give its customers access to ICICI Bank’s multi-channel network and wide range of products and services.

About Sangli Bank

Sangli Bank is an unlisted private sector bank headquartered at Sangli in the state of Maharashtra, India. At March 31, 2006, Sangli Bank had deposits of Rs. 2,004 crore, advances of Rs. 888 crore, net NPA ratio of 2.3% and capital adequacy of 1.6% . In the year ended March 31, 2006, it incurred a loss of Rs. 29 crore. Sangli Bank has 198 branches and extension counters, including 158 branches in Maharashtra and 31 branches in Karnataka. Approximately 50% of the total branches are located in rural and semi-urban areas and 50% in metropolitan and urban centres. The bank has approximately 1,850 employees.

About ICICI Bank

ICICI Bank is India’s largest bank by market capitalisation and the second-largest in terms of total assets. At September 30, 2006, ICICI Bank had total assets of Rs. 282,373 crore. In the six months ended September 30,

ICICI Bank Limited ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

2006, it made a profit after tax of Rs. 1,375 crore. It had 632 branches and extension counters and 2,336 ATMs at that date, and is in the process of setting up additional branches and ATMs pursuant to authorizations granted by Reserve Bank of India. It has about 31,500 employees. ICICI Bank offers a wide range of financial products and services directly and through subsidiaries in the areas of life and general insurance, asset management and investment banking. Its shares are listed on the Bombay Stock Exchange Limited and the National Stock Exchange of India Limited and its American Depositary Shares are listed on the New York Stock Exchange.

Except for the historical information contained herein, statements in this Release which contain words or phrases such as 'would, 'will’, ‘seek to’, ‘growth’ etc., and similar expressions or variations of such expressions may constitute 'forward-looking statements'. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. ICICI Bank undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof. Information on Sangli Bank contained in this release is based on its annual report and other public sources.

The proposed amalgamation would be governed by the provisions of Section 44A of the Banking Regulation Act, 1949. The proposed amalgamation has the approval of the respective Boards of ICICI Bank and Sangli Bank and to become effective, requires the consent of a majority in number representing two-thirds in value of the shareholders of ICICI Bank and Sangli Bank, present in person or by proxy, at their respective meetings called for this purpose, the sanction of Reserve Bank of India by an order in writing and sanction or approval, if required, under any law or regulation, of the Government of India, or any other authority, agency, department or persons concerned. There can be no assurance that these approvals will be obtained or of the time involved therein. The terms of the proposed amalgamation would be contained in the scheme of amalgamation that has been the approved by the respective Boards of ICICI Bank and Sangli Bank and requires approval by the shareholders of ICICI Bank and Sangli Bank and Reserve Bank of India. Reserve Bank of India may modify the scheme approved by the shareholders. There can be no assurance that terms of the scheme will not have an adverse impact on ICICI Bank. The proposed amalgamation and any future acquisitions or mergers may involve a number of risks, including deterioration of asset quality, diversion of our management’s attention required to integrate the acquired business and the failure to retain key acquired personnel and clients, leverage synergies or rationalise operations, or develop the skills required for new businesses and markets, or unknown and known liabilities, some or all of which could have an adverse effect on our business.

For further press queries please call Charudatta Deshpande at 91-22-2653 8208 or e-mail: charudatta.deshpande@icicibank.com.

For investor queries please call Rakesh Jha at 91-22-2653 6157 or Anindya Banerjee at 91-22-2653 7131 or email at ir@icicibank.com.

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